(d)(3)(ii)

September 28, 2010

Christopher Kurtz

Vice President, Finance

ING Investment Management Co.

10 State House Square

Hartford, CT 06103-3602

Dear Mr. Kurtz:

Pursuant to the Sub-Advisory Agreement dated August 1, 2003, as amended (the “Agreement”), between ING Investments, LLC and ING Investment Management Co. (IIM), we hereby notify you of our intention to retain you as Sub-Adviser to render investment advisory services to ING Index Plus International Equity Fund (the “Fund”), a series of ING Mutual Funds, effective on or about September 28, 2010, subject to shareholder approval, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by adding the above-mentioned Fund to Amended Schedule A of the Agreement. The Amended Schedule A, with the annual sub-advisory fee indicated for the Fund, is attached hereto. The remaining terms and conditions set forth in the Agreement will remain unchanged.

Please signify your acceptance to act as Sub-Adviser under the Agreement with respect to the Fund by signing below.

Very sincerely,

/s/ Todd Modic
Todd Modic Senior Vice President ING Investments, LLC

ACCEPTED AND AGREED TO: ING Investment Management Co.

By:	/s/ Christopher Kurtz
Name:	Christopher Kurtz
Title:	VP Finance, Duly Authorized

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments, LLC

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT CO.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING Global Bond Fund	0.18%

ING Global Natural Resources Fund	0.4500% of first $50 million of assets 0.3375% for assets in excess of $50 million

ING Index Plus International Equity Fund	0.20%